Exhibit 99.2

CTE PETROCHEMICALS COMPANY
FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Partners of
CTE Petrochemicals Company
Cayman Islands, British West Indies

We have audited the accompanying financial statements of CTE Petrochemicals Company, which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, comprehensive income (loss), partners' capital, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CTE Petrochemicals Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Dallas, Texas
February 9, 2018

CTE PETROCHEMICALS COMPANY
STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2017	2016	2015
	(In $ thousands)
Equity in net earnings of Ibn Sina	$123,762	$75,696	$143,140
Administrative expenses	(61)	(67)	(53)
Withholding tax expense	—	(2,096)	(8,847)
Net earnings	$123,701	$73,533	$134,240

See the accompanying notes to the financial statements.

CTE PETROCHEMICALS COMPANY
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,
	2017	2016	2015
	(In $ thousands)
Net earnings	$123,701	$73,533	$134,240
Other comprehensive income (loss), net of tax
Pension and postretirement benefits	2,351	11,113	1,171
Total other comprehensive income (loss), net of tax	2,351	11,113	1,171
Total comprehensive income, net of tax	$126,052	$84,646	$135,411

See the accompanying notes to the financial statements.

CTE PETROCHEMICALS COMPANY
BALANCE SHEETS

	As of December 31,
	2017	2016
	(In $ thousands)
Assets
Current assets
Cash	$18	$12
Contributions receivable	7,079	4,101
Total current assets	7,097	4,113

Investment in Ibn Sina	294,456	168,343

Total assets	$301,553	$172,456

Liabilities and Partners' Capital
Current liabilities
Accrued liabilities	$65	$53
Dividends payable	7,079	4,101
Total current liabilities	7,144	4,154

Partners' capital	294,409	168,302

Total liabilities and partners' capital	$301,553	$172,456

See the accompanying notes to the financial statements

CTE PETROCHEMICALS COMPANY
STATEMENTS OF PARTNERS' CAPITAL

	2017			2016			2015
	Texas Eastern Arabian Ltd.	Elwood Limited	Total	Texas Eastern Arabian Ltd.	Elwood Limited	Total	Texas Eastern Arabian Ltd.	Elwood Limited	Total
	(In $ thousands)
Partners' Capital
Balance as of the beginning of the year	$40,496	$124,475	$164,971	$30,422	$100,827	$131,249	$62,289	$125,781	$188,070
Net earnings	57,007	66,694	123,701	36,767	36,766	73,533	67,120	67,120	134,240
Net dividends	—	—	—	(26,693)	(13,118)	(39,811)	(98,987)	(92,074)	(191,061)
Contributions from partners	28	27	55	—	—	—	—	—	—
Balance as of the end of the year	97,531	191,196	288,727	40,496	124,475	164,971	30,422	100,827	131,249

Accumulated Other Comprehensive Income (Loss), Net
Balance as of the beginning of the year	1,665	1,666	3,331	(3,891)	(3,891)	(7,782)	(4,476)	(4,477)	(8,953)
Pension and postretirement benefits	823	1,528	2,351	5,556	5,557	11,113	585	586	1,171
Balance as of the end of the year	2,488	3,194	5,682	1,665	1,666	3,331	(3,891)	(3,891)	(7,782)
Total Partners' Capital	$100,019	$194,390	$294,409	$42,161	$126,141	$168,302	$26,531	$96,936	$123,467

See the accompanying notes to the financial statements.

CTE PETROCHEMICALS COMPANY
STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2017	2016	2015
	(In $ thousands)
Operating activities
Net earnings	$123,701	$73,533	$134,240
Adjustments to reconcile net earnings to net cash provided by operating activities:
Equity in net earnings of Ibn Sina	(123,762)	(75,696)	(143,140)
Dividends received	—	41,917	176,939
Accrued liabilities	12	5	3
Net cash provided by operating activities	(49)	39,759	168,042
Financing activities
Dividends paid	—	(39,811)	(191,061)
Contributions from partners	55	—	—
Net cash used in financing activities	55	(39,811)	(191,061)
Net change in cash	6	(52)	(23,019)
Cash at beginning of year	12	64	23,083
Cash at end of year	$18	$12	$64

See the accompanying notes to the financial statements.

CTE PETROCHEMICALS COMPANY
NOTES TO FINANCIAL STATEMENTS

1. Description of the Company and Basis of Presentation
CTE Petrochemicals Company ("CTE" or the "Company") is a common general partnership (the "Partnership") which was formed on January 27, 1981 pursuant to the laws of the Cayman Islands, British West Indies. The original partners, Celanese Arabian Inc. ("Celanese Arabian") and Texas Eastern Arabian Ltd. ("Texas Eastern"), a wholly owned subsidiary of Duke Energy Corporation ("Duke"), each acquired an equal ownership interest in CTE. Through a series of transactions, Elwood Limited ("Elwood"), a wholly owned subsidiary of Celanese Corporation ("Celanese"), acquired Celanese Arabian's original interest in CTE, and Celanese and Duke continue to have an equal ownership interest through their respective subsidiaries, Elwood and Texas Eastern (the "Partners").
CTE's primary asset is its 50% investment in National Methanol Company ("Ibn Sina"). Ibn Sina, a Saudi limited liability company registered under the laws of Saudi Arabia, is owned equally by CTE and Saudi Basic Industries Corporation ("SABIC"), a privately-held Saudi Arabian joint stock company. Ibn Sina was formed in 1981 and is in the business of operating a petrochemical complex which produces methanol and methyl tertiary butyl ether.
On April 1, 2010, Elwood, Texas Eastern and SABIC expanded the scope of Ibn Sina to include the creation of a polyacetal ("POM") production facility and extended the term of the joint venture to 2032. The capital required to build the POM plant is funded equally by SABIC and CTE. Elwood and Texas Eastern provide 65% and 35%, respectively, of the POM funding requirements of CTE. Upon the POM plant becoming commercially operational, which occurred in October 2017, CTE's respective earnings are split 65% and 35% to Elwood and Texas Eastern, respectively. The partners' equal ownership percentage in CTE remains unchanged. Elwood and Texas Eastern will continue to share the power to direct the activities that most significantly impact the Company's economic performance. SABIC will continue to have 50% ownership in Ibn Sina, including its respective share of profits and losses.
Basis of Presentation
The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for all periods presented.
2. Summary of Accounting Policies
Estimates and Assumptions
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses. These estimates, based on best available information at the time, could differ from actual results.
Investment in Ibn Sina
The Company accounts for its investment in Ibn Sina using the equity method of accounting as it has the ability to exercise significant influence over operating and financial policies of Ibn Sina, but does not exercise control. Under the equity method, the investment, originally recorded at cost, is adjusted to recognize the Company's share in net earnings or losses of Ibn Sina and reduced by dividends received.
The Company assesses the recoverability of the carrying value of its investment whenever events or changes in circumstances indicate a loss in value that is other than a temporary decline. A loss in value of an equity-method investment which is other than a temporary decline will be recognized as the difference between the carrying amount of the investment and its fair value, and such loss, if any, would be charged to earnings. No such losses have been recognized.

Dividends
The Company records dividends when received as reduction of its investment. Historically, Ibn Sina has distributed a substantial portion of the after tax earnings to its partners. Typically, CTE remits the dividends to its partners, Elwood and Texas Eastern, simultaneously when received from Ibn Sina. As of December 31, 2017 and 2016, POM related expenditures had been incurred at Ibn Sina that created an imbalance in the funding requirements of the Partners. Based on the economic sharing ratios of the Partners (Note 1), $7.1 million and $4.1 million, as of December 31, 2017 and 2016, respectively, was owed by Elwood to CTE and, likewise, from CTE to Texas Eastern. These amounts are reflected as Contributions receivable and Dividends payable, respectively, on the Balance Sheet and are noncash activities.
Accumulated Other Comprehensive Income (Loss)
Accumulated other comprehensive income (loss) is the Company's share of Ibn Sina's gains or losses for pension and postretirement benefits that are not recognized immediately as a component of net periodic pension cost.

3. Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"). ASU 2014-09 supersedes the revenue recognition requirements of FASB Accounting Standards Codification ("ASC") Topic 605, Revenue Recognition and most industry-specific guidance throughout the ASC, resulting in the creation of FASB ASC Topic 606, Revenue from Contracts with Customers. ASU 2014-09 requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU provides alternative methods of adoption. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, Deferral of the Effective Date ("ASU 2015-14"). ASU 2015-14 defers the effective date of ASU 2014-09 by one year to December 15, 2017 for fiscal years, and interim periods within those years, beginning after that date and permits early adoption of the standard, but not before the original effective date for fiscal years beginning after December 15, 2016. Since that date, the FASB has issued additional ASUs clarifying certain aspects of ASU 2014-09. The core principle of ASU 2014-09 was not changed by the additional guidance. The Company is currently assessing the potential impact of adopting ASU 2014-09 on its financial statements and related disclosures. The adoption will not have a material impact on its consolidated financial statements and related disclosures, as the Company has one source of revenue, the equity earnings of its investee, Ibn Sina, and it will not change the manner or timing of recognizing the equity earnings.

In February 2016, the FASB issued ASU 2016-02, Leases ("ASU 2016-02"). ASU 2016-02 supersedes the lease guidance under FASB Accounting Standards Codification ("ASC") Topic 840, Leases, resulting in the creation of FASB ASC Topic 842, Leases. ASU 2016-02 requires a lessee to recognize in the statement of financial position a liability to make lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term for both finance and operating leases. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. The Company is currently assessing the potential impact of adopting ASU 2016-02 on its financial statements and related disclosures. The Company currently does not hold any leases directly. However, Ibn Sina has leases and the expense recognition of these leases impacts the equity earnings of the Company.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments ("ASU 2016-15"). ASU 2016-15 clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. Early adoption is permitted. The Company currently does not expect the adoption of ASU 2016-15 to have a material impact on its consolidated financial statements and related disclosures as the classification of dividends received from Ibn Sina on the Statement of Cash Flows is not expected to change.

4. Investment in Ibn Sina
The following are summarized US GAAP financial statement results of Ibn Sina as of and for the years ended December 31:

	Year Ended December 31,
	2017	2016	2015
	(In $ thousands)
Total Assets	$1,292,770	$880,660	$738,011
Debt	373,874	379,222	269,495
Total Liabilities	669,902	549,387	504,046
Net Sales	783,382	581,274	763,110
Operating Income	295,997	189,576	356,802
Net Income	270,469	177,320	318,087
The laws of Saudi Arabia require different allocations of income taxes to capital balances based upon the respective partner's country of domicile. Accordingly, CTE's percentage of Ibn Sina's net income in equity is not proportioned to its ownership percentages.
5. Withholding Taxes
The financial statements reflect no provision or liability for income taxes because the Company's financial results are included in the income tax returns of the Partners for the years ended December 31, 2017, 2016 and 2015. The Company incurs withholding tax from the Saudi Arabian government at a rate of 5% on dividends received from its investment in Ibn Sina. Withholding taxes are reported as withholding tax expense on the Company's statements of operations when dividends are received. Amounts shown as withholding tax expense were paid to the Saudi Arabian government in the respective periods presented. For the years ended December 31, 2017, 2016 and 2015 taxes paid were $0.0 million, $2.1 million and $8.8 million, respectively.
6. Subsequent Events
Subsequent events were updated through February 9, 2018, the date at which the financial statements were available to be issued.